Aradigm Corporation

3929 Point Eden Way

Hayward, CA 94545

December 9, 2013

Kristin Lochhead

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4546

Washington, D.C. 20549-4546

Re:	Aradigm Corporation

SEC Comment Letter dated November 22, 2013

Form 10-K for the year ended December 31, 2012 filed March 27, 2013

Form 10-Q for the quarter ended September 30, 2013 filed October 28, 2013

File No. 000-28402

Dear Ms. Lochhead

On behalf of Aradigm Corporation (“the Company”), we are responding to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 22, 2013 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed March 27, 2013 and Form 10-Q for the quarterly period ended September 30, 2013 filed October 28, 2013. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-Q for the quarterly period ended September 30, 2013

Note 1 – Revenue Recognition, page 7

1.	We see that your collaborative license agreements include multiple deliverables under ASC 605-25. In future filings please include enhanced disclosure about how you apply FASB ASC 605-25-30-2 in allocating arrangement consideration to all deliverables based on their relative selling price.

Response:

In response to this query, we will expand the detail provided in future filings as follows.

Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. Multiple-deliverable arrangements, such as license and development agreements, are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When the Company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized.

The Company estimates its performance period used for revenue recognition based on the specific terms of each agreement, and adjusts the performance periods, if appropriate, based on the applicable facts and circumstances. Significant management judgment may be required to determine the level of effort required under an arrangement and the period over which the Company is expected to complete its performance obligations under the arrangement. If the Company cannot reasonably estimate when its performance obligations either are completed or become inconsequential, then revenue recognition is deferred until the Company can reasonably make such estimates. Revenue is then recognized over the remaining estimated period of performance using the cumulative catch-up method.

The Company prospectively adopted the provisions of Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605); Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”) for new and materially modified arrangements originating on or after July 1, 2010. ASU 2009-13 provides updated guidance on how the deliverables in an arrangement should be separated, and how consideration should be allocated, and it changes the level of evidence of standalone selling price required to separate deliverables by allowing a vendor to make its best estimate of the standalone selling price of deliverables when vendor-specific objective evidence or third-party evidence of selling price is not available.

The Company allocates non-contingent consideration to each stand-alone deliverable based upon the relative selling price of each element. When applying the relative selling price method, the Company determines the selling price for each deliverable using vendor-specific objective evidence, or VSOE, of selling price, if it exists, or third-party evidence, or TPE, of selling price, if it exists. If neither VSOE nor TPE of selling price exist for a deliverable, the Company uses best estimated selling price, or BESP, for that deliverable.

2.

As a related matter, please clarify how you recognize revenue and expenses under the collaborative license agreements with Grifols. For example, tell us how you determine the revenue recognized each period. In addition, tell us where you record the related research and development expense. Your disclosure on page 11 states that the collaboration revenue of $4.3 million recorded during the quarter ended September 30, 2013 was for the reimbursement of development expenses for that period. However, we note that research and development expense for the three months ended September 30, 2013 is less than the collaboration revenue recorded during the same period.

Response:

We supplementally inform the Staff that revenue recognized under the Grifols collaborative license agreement for the three and nine months ended September 30, 2013 was comprised solely of the $4.3 million collaboration revenue disclosed in Note 6 on page 11 for services performed and fully-burdened costs incurred related to the development of Pulmaquin for non-cystic fibrosis bronchiectasis management prior to execution of the License Agreement on August 27, 2013 and through September 30, 2013. All other elements of the Grifols arrangement are contingent as of September 30, 2013.

As disclosed in Note 2, Revenue from collaboration services is recognized during the period in which the services are performed and is based upon the number of full-time-equivalent personnel working on the specific project at the agreed-upon rate. The full-time equivalent amount can vary each year if the contracts allow for a percentage increase determined by relevant salary surveys, if applicable. Reimbursements from collaborative partners for agreed upon direct costs including direct materials and outsourced, or subcontracted, pre-clinical studies are classified as revenue and recognized in the period the reimbursable expenses are incurred. Payments received in advance are recorded as deferred revenue until the collaboration services are performed or costs are incurred.

We recognize expenses under the Grifols arrangement on an accrual basis as incurred. As disclosed in Note 2, collaboration expenses consist of costs incurred for company sponsored, collaboration and contracted research and development activities and general and administrative support. These costs include direct research and development and collaboration-related overhead expenses. The Company expenses collaboration costs as such costs are incurred. Expenses reimbursed under the Grifols License Agreement in the three and nine months ended September 30, 2013 include services performed and costs incurred in the year ended December 31, 2012 of $1.1 million and in the nine months ended September 30, 2013 of $3.2 million.

In future filings, we will enhance disclosure of how we determine revenue recognized in each period and where we record collaboration-related development expenses. See sample language underlined below.

Revenue has been recognized under the License Agreement as follows at September 30, 2013: The Company has a deferred revenue balance as of September 30, 2013 of $8.8 million for reimbursements in advance of performance of collaboration services and in advance of incurring costs, expenses at the quarter ended September 30, 2013 as well as and has recognized collaboration revenues of $4.3 million in the quarter ended September 30, 2013 for the reimbursement of fully burdened development expenses for collaboration services performed and costs incurred related to development of Pulmaquin for non-cystic fibrosis bronchiectasis management prior to execution of the License Agreement on August 27, 2013 and through the quarter ended September 30, 2013. Expenses reimbursed under the Grifols License Agreement in the three and nine months ended September 30, 2013 include services performed and costs incurred in the year ended December 31, 2012 of $1.1 million and in the nine months ended September 30, 2013 of $3.2 million. Development expenses incurred are fully burdened and include direct costs reported as research and development expenses and collaboration-related general and administrative expenses. Collaboration expenses included in general and administrative expenses were $0.1 million for the period from execution of the License Agreement on August 27, 2013 and through September 30, 2013.

Note 6. Collaboration Agreement, page 10

License Agreement, page 11

3.	Please tell us where you have included the disclosures required by FASB ASC 730-20-50-1 related to research and development arrangements.

Response:

We supplementally inform the Staff that we have disclosed the terms of our research and development obligations under the License Agreement in Note 6, including the amounts of collaboration revenue earned in the three and nine months ended September 30, 2013 for services performed and costs incurred, as well as the amount of reimbursement in advance for services to be performed and costs to be incurred after September 30, 2013.

In future filings, we will enhance disclosure of compensation earned and costs incurred in each period presented as detailed below.

The Company’s deliverables include an exclusive license for inhaled liposomal ciprofloxacin compounds for the indication of non-cystic fibrosis bronchiectasis and other indications, reimbursement of development costs of up to $65 million and participation on a Joint Steering

Committee (“JSC”). Having determined that both the development and JSC do not have standalone value from the license, the Company combined these deliverables into a single unit of accounting. The Company is recognizing reimbursements of development expenses as collaboration services are performed and costs are incurred. During the three-month period ended September 30, 2013, the Company recognized $4.3 million in collaboration revenue related to services performed and costs incurred during the quarter as well as costs incurred from the period August 1, 2012 to June 30, 2013 which were reimbursable under the terms of the License Agreement. Revenue has been recognized under the License Agreement at September 30, 2013 as follows: The Company has a deferred revenue balance as of September 30, 2013 of $8.8 million for reimbursements billed in advance of performance of collaboration services and in advance of incurring costs, and has recognized collaboration revenues of $4.3 million in the quarter ended September 30, 2013 for the reimbursement of fully burdened development expenses for research and development services performed and costs incurred related to the development of Pulmaquin for non-cystic fibrosis bronchiectasis management prior to execution of the License Agreement on August 27, 2013 and through September 30, 2013.

Development expenses incurred are fully burdened and include direct costs reported as research and development expenses and collaboration-related general and administrative expenses. Costs incurred under the License Agreement for the three and nine months ended September 30, 2013 are $1.0 million, and $3.2 million, $0.2 million, and $0.2 million, respectively. Collaboration revenue in the three and nine months ended September 30, 2013 includes a total of $1.1 million for reimbursement of fully-burdened development costs incurred in the year ended December 31, 2012.

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (510) 265-8877 should you require further information or have any questions.

Sincerely,

/s/ Nancy Pecota

Nancy Pecota

Chief Financial Officer

cc:	John Campbell, Morrison & Foerster

Clara Fong, OUM & Co LLP